Exhibit 12.1

KODIAK OIL & GAS  CORP.

RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended	For the years ended December 31,
	June 30, 2014	2013	2012	2011	2010	2009
	(in thousands)
Pretax income (loss) from continuing operations	$81,284	$234,016	$158,384	$3,875	$(2,402)	$(2,563)
Add: Fixed charges	66,278	109,024	69,090	27,475	565	36
Add: Amortization of capitalized interest	3,519	5,768	2,604	241	—	—
Less: Capitalized interest	(16,000)	(34,600)	(46,000)	(8,374)	(470)	—
Earnings before fixed charges	$135,081	$314,208	$184,078	$23,217	$(2,307)	$(2,527)

Fixed charges
Estimated interest component of rent	$124	$124	$130	$111	$12	$11
Capitalized interest	16,000	34,600	46,000	8,374	470	—
Interest expense	50,154	74,300	22,960	18,990	83	25
Total Fixed charges	$66,278	$109,024	$69,090	$27,475	$565	$36

Ratio of Earnings to Fixed charges	2.04	2.88	2.66	—	—	—

Insufficient coverage	$—	$—	$—	$(4,258)	$(2,872)	$(2,563)